
BAKED
THREE
RAVIOLI

SUNDAY SUPPER

Redefining the $60B Frozen Aisle with Better-for-You, Restaurant-Quality Food.

sundaysupper.com Los Angeles, CA

Highlights

1. Confirmed to launch 4 new SKU's in Wholefoods market

2. Backed by top investors—TV star Daniella Monet, vegan VC Ryan Bethencourt & author Gene Stone.

3 Founders that have built and sold multi-million-dollar brands: Good Planet, Cinnaholic, Surface.

4 When Billie Eilish (125M followers) & Finneas (4.6M) send your lasagna to 250 friends...it's a hit!

5 650+ doors and counting—The Fresh Market, Albertsons, GIANT, Central Market.

6 Mozza Fritto is flying off shelves—selling 6x more units per week than the category average!

7 Developed by a James Beard Award winner. Enough said.

8 100% five-star reviews. Our DTC customers can't get enough.

Featured Investors



Ryan Bethencourt Follow Invested $50,000

Ryan Bethencourt is a scientist, entrepreneur, and investor recognized as a pioneer in the future-of-food and biotech movements. He's the CEO and co-founder of Wild Earth, a sustainable pet food company, and a founding partner at IndieBio, the world's leading biotech accelerator. A lifelong vegan and advocate for ethical innovation, Ryan has backed and mentored dozens of startups using science to build a more compassionate, sustainable food system.

"I back founders who make it easy for families to choose better. Sunday Supper takes iconic Italian dishes and removes the animal

from the equation without losing the soul."



Daniela Monet Follow Invested $50,000

Daniella Monet is an actress, entrepreneur, and conscious living advocate known for her role on Nickelodeon's Victorious and her leadership in the plant-based movement. She's the co-founder of Kinder Beauty, a vegan and cruelty-free subscription brand, and an investor in mission-driven food companies. Passionate about sustainability and family wellness, Daniella uses her platform to inspire mindful choices that are better for people, animals, and the planet.

"My nonna used to make amazing lasagna and I hadn't had lasagna that good since I was a kid... Making lasagna is one of the more laborious jobs. I've made it myself but it's not something that with two little ones I can whip up as much as I'd like. Knowing that this exists for myself and others, it was just very exciting. It felt very nostalgic and is such a crowd pleaser.""



Gene Stone Follow Invested $25,000

Gene Stone is a bestselling author, editor, and plant-based advocate whose work has helped shape the modern conversation around health and sustainability. He has written or co-written more than fifty books, including Forks Over Knives, How Not to Die (with Dr. Michael Greger), and The Engine 2 Diet (with Rip Esselstyn). Through his writing and mentorship, Gene continues to champion a compassionate, evidence-based approach to living well and eating wisely.

"As an investor, I saw more than just great-tasting food. I saw a company with a mission, a strong team, and the potential to become the next great frozen food brand"



ProVeg Follow Invested $30,000

ProVeg is an international nonprofit food-awareness organization headquartered in Berlin, working to transform the global food system by replacing half of animal-based products with plant-based and cultured alternatives by 2040. It operates both a policy & advocacy wing and a startup incubator (ProVeg Incubator) in Berlin to support plant-based, fermentation, and cultured-food entrepreneurs.

"Today we are faced with huge opportunities to improve the global food system and make it more humane, sustainable and fair for all."



Lana Rosenzweig
Syndicate Lead

Follow

Invested $25,000

"I'm investing more into Sunday Supper because I believe it's one of those rare brands that perfectly blends taste, purpose, and opportunity. The founders have a proven record of building exceptional companies and know how to create products and stories that resonate. The frozen Italian category is filled with legacy names like Rao's, Bertolli, Stouffer's, and Amy's, but none deliver the same restaurant-quality experience with modern, plant-forward values. Sunday Supper has carved out a premium niche — the food is indulgent yet mindful, accessible yet elevated. As an omnivore, I love that it's so delicious I'd choose it over any traditional option, and I feel good knowing it's better for the planet, animals, and my health. This brand isn't just growing — it's defining the future of comfort food, and I'm confident it's on its way to becoming a household name."

Team



Spencer Oberg CEO

From building Good Planet Foods as founding team & head of ops to CEO of Sunday Supper, Spencer Oberg brings deep plant-based know-how and growth chops to reinvent the frozen aisle.



Richard Klein Chief Brand & Product Officer

Richard Klein, who launched and sold Surface Magazine, now co-leads Sunday Supper—transforming Italian comfort into bold, plant-based meals for a new frozen aisle.



Chris Hays Head of Marketing & Social

Chris Hays is a marketing strategist with 15+ years leading brand growth across media & mission-driven organizations. As CMO at Sunday Supper and former Brand Director at Farm Sanctuary & Chief Content Officer at PBS, he drives creative strategy & impact.



Preeti Bingham Fractional CFO

Preeti Bingham, who has guided emerging food brands to hundreds of millions in growth, now steers Sunday Supper as Fractional CFO—marrying financial rigor with a passion for making plant-based Italian food a frozen-aisle staple.



Florian Radke Co-Founder

Florian Radke, Co-Founder of Sunday Supper, has worked with brands such as Apple, Nike & Miyoko's Creamery. And, co-founded Cinnaholic, transforming a small vegan bakery into a Shark Tank–fueled franchise success.

Pitch Deck




SUNDAY SUPPER
MODERN ITALIAN FROZEN FOOD
ITALIAN COMFORT DONE BETTER.
PREMIUM INGREDIENTS • CHEF CRAFTED

We are Sunday Supper, the makers of premium, plant-based Italian entrees. And, we launched the plant-based lasagna that went viral.

We created Sunday Supper to celebrate the traditions of Italian food— bringing family and friends around the table to create moments that you cherish, but in versions that are better for our planet, because they are made with 100% plant-based ingredients.







VegNews

How This Vegan Lasagna Is Helping Daniella Monet Reconnect with Her Italian Roots

Actress Daniella Monet's newest investment is in Italian comfort food brand Sunday Supper, which makes a plant-based lasagna that rivals her nonna's.

by ANNA STAROSTINETSKAYA
AUGUST 8, 2022

We started out just making food for friends and family. Getting together on Sundays for a big "family meal"— just like when we were kids — became our thing again. Only this time, we were cooking meals that everyone could enjoy: dairy-free, plant-based, allergy-friendly, and just plain better.

The lasagnas quickly became a favorite. Then came the requests. Then the demand—from friends of friends, and friends of *their* friends—to share it more widely. Eventually, we realized this was bigger than our kitchen table.

That's when Sunday Supper was born. What started as a simple way to feed the people we love has grown into a mission to make comfort food that brings everyone back to the table—no compromises, just real, delicious Italian food for the modern world.


SUNDAY SUPPER
BAKED

MODERN ITALIAN FROZEN FOOD

ITALIAN COMFORT DONE BETTER.

PREMIUM INGREDIENTS • CHEF CRAFTED


BAKED
SUNDAY SUPPER

4 FACTS YOU SHOULD KNOW ABOUT SUNDAY SUPPER

SUNDAY SUPPER

FACT #1

AFTER 3,000+ UNITS SOLD DTC IN FIRST 3 MONTHS.

WE PIVOTED TO RETAIL

(MUCH SMARTER MOVE)


WHOLE FOODS


freshdirect


THE FRESH MARKET

FACT #2




WE ARE DISRUPTING THE
45B FROZEN FOODS AISLE WITH
WITH A BOLD AND FRESH TAKE
ON ITALIAN FOOD
SUNDAY SUPPER
MUSHROOM RAVIOLI


FACT #3
SUNDAY SUPPER
BILLIE EILISH AND FINNEAS
SENT OUR LASAGNA TO 250
OF THEIR FRIENDS AND FAMILY
AS A HOLIDAY GIFT
ITALIAN SAUSAG


FACT #4
SUNDAY SUPPER
WE HAVE A
JAMES BEARD
AWARD WINNING
CHEF CREATING
OUR PRODUCTS
JamesBeard Awards

We've brought together an incredible team—people who've

built, led, and launched successful brands across the globe, from Good Planet Foods and Miyoko's to Beecher's, Surface Media, Beats, and Farm Sanctuary.


SUNDAY SUPPER
A LEAN DREAM TEAM
SPENCER OBERG
CHIEF EXECUTIVE OFFICER
RICHARD KLEIN
CHIEF PRODUCT & BRAND OFFICER
JENNY SHEARS
CHIEF MARKETING OFFICER
SURFACE
target
MAYA
Cartier
McCANN WORLDGROUP
We operate with a lean core team, supported by a network of fractional experts across sales, brokerage, operations, finance, and marketing. Our national brokers provide broad coverage, complemented by account-specific brokerage support across key retail channels.
GREEN SPOON
MOSCOE
Isagani Yorke
CAPITAL PARTNERS

Have you been down the frozen aisle lately? It's massive — and ready for something new. It's a huge opportunity, and we're here to bring it to life.


SUNDAY SUPPER
CHEESE RAVIOLI
The Renaissance of Frozen Foods:
MARKET OPPORTUNITY
$45B
Market size of the total Frozen Food industry
$22B
Frozen Italian Food category
Stouffer's sells $750 million multi serve lasagnas a year!
Stouffer's
$750M

There's a way to eat better *and* still enjoy the foods you love. That's what we do. Our chefs craft the time-honored Italian classics — so all you have to do is heat, serve, and enjoy.




US CONSUMERS
WANT TO EAT HEALTHIER
"Half of consumers call healthy eating a top priority; one-third say sustainable eating is too."
McKinsey & Company
SUNDAY SUPPER
LOVE ITALIAN FOOD
"Italian food reigns supreme among US consumers."
NATIONAL RESTAURANT ASSOCIATION


SUNDAY SUPPER
63% OF US CONSUMERS SAY THEY TRY TO EAT HEALTHY MOST OF THE TIME
Since Covid-19 there has been a 22% increase in demand for health and wellness food in retail stores.
2 in 5 Americans say they are ready to add more plant-based food to their diets, but don't want to sacrifice on taste.
1 in 2 US consumers surveyed say that the pandemic changed the way they eat.

We started with lasagna — and quickly expanded into mouthwatering entrées and appetizers that are changing the frozen aisle. Every Sunday Supper dish has two non-negotiables: unbeatable taste and the cleanest ingredients possible. Only the best for the Sunday Supper family.


CHEF-QUALITY,
PLANT-BASED,


NO TRADE OFFS
We deliver exactly what the market is asking for in delicious multi-serve meals that are:
PLANT BASED
NON GMO
SOY FREE
LACTOSE FREE
EGG FREE


CHEF QUALITY
PREMIUM
INGREDIENTS
NO TRADE OFF
*
PLANT BASED
NON GMO
SOY FREE
LACTOSE FREE
EGG FREE
*WE OFFER PLANT-BASED AND NON PLANT BASED PRODUCT


OUR PATH
TO SUCCESS
WE STARTED STRONG AND THE MOMENTUM KEEPS BUILDING
Transition to Retail
625
Retail Doors With minimal marketing dollars
9 Strategic Accounts & Distribution Centers
9
Major Accounts on Horizon
PROJECTING 2026 DOOR COUNT
2000


OUR PRODUCTS WIN ON CLEAN INGREDIENTS,
MINIMAL PROCESSING, CALORIE COUNT, SATURATED


FAT, SODIUM, AND TASTE!
CHANGING THE WORLD IS DELICIOUS
SUNDAY SUPPER

From lasagnas that bring everyone to the table to irresistible indulgences made just for one — our lineup keeps growing. And the best part? We're just getting started, with even more recipes ready to share with friends and fans across the country.


SUNDAY SUPPER
THE FRITTO FAMILY
9 oz. trio: Mozza, Raviola & Zucchi Fritto
Chef-crafted, indulgent Italian bites
Strong 62% margins
Mozza Fritto launched early 2025, 6 units/store/week
Ravioli & Zucchi Fritto round out the crave-worthy lineup
MOZZA
ZUCCHI
RAVIOLI


THE SINGLES
SUNDAY SUPPER
9-12 OZ. / 1 SERVING
The Singles – Plant-Based Entrées
10 oz. premium meals, $9.99 SRP
Replacing multi-serve lasagnas
CHEF-CREATED, DAIRY-FREE & GLUTEN FREE
PARM
CHEF-CREATED & DAIRY-FREE
ITALIAN
THREE

Launched Sept. 2025, now in 300+ stores

Driving strong trial and velocity


SAUSA
CHEESE

SUNDAY SUPPER

CLUB AND MULTI SERVE

Multi-Serve Entrées – Transitioning to Club
Launched with Lasagnas, Manicotti & Ravioli
Replacing in-store 30 oz. Lasagnas with
SinglesPositioned for growth
in the club channel


VEGAN LASAGNA / PLANT-BASED
READY-TO-BAKE / CHEF MADE
SUNDAY SUPPER
ITALIAN
SAUSAG
SUNDAY SUPPER

OUR PERFORMANCE

* data refresh 12/25

SUNDAY SUPPER

115% Year-over-Year TPD Growth vs. Category

Velocity Increased **20%** Outpacing the Industry Average by 33%

Dollar Sales Grew **78%** Faster Than the Overall Frozen Category

156% Unit Growth Compared to the Frozen Category Average



SUNDAY SUPPER


RAVIO
MUSHRO
RAVIOL
RED
MANICOTTI

30% Our current product margin for Multi-Serve Lasagnas


ITALIAN
SAUSAG

42% Margins on the individual sized


Entrees
UNIT ECONOMICS
Margins For Appetizer Set
61%


vegansundaysupper.com
SEEKING
$1.5 M
IN FUNDING
•Turn on marketing machine
•Support sales efforts
•Retail Trade Spend
•Trade Shows
$10 M VALUATION CAP S.A.F.E.
SUNDAY SUPPER
CONTACT
Spencer Oberg
CEO
spencer@sundaysupper.com
Richard Klein
Co-founder/CPO
richard@sundaysupper.com

Note: only $124k of the $1.5M will be raised on Wefunder.


SUNDAY SUPPER
00:34